Exhibit 1.01

HUBBELL INCORPORATED

Conflict Minerals Report

For The Year Ended December 31, 2021

This report for the year ended December 31, 2021, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (also referred to as “3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant has Conflict Minerals but can establish that those Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Country or Countries”), or from recycled and scrap sources, they need to submit only a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”).

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must describe its RCOI and also exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report (a Conflict Minerals Report (the “CMR”)) to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule requires an independent audit only if the Company asserts one or more of its products are “conflict-free.” The Company is not making that statement regarding any of its products.

1. Company Overview

This report has been prepared by management of Hubbell Incorporated (herein referred to as “Hubbell,” the “Company,” the “registrant,” “we,” “us,” or “our”). Except for all acquisitions subject to Instruction 3 to Item 1.01 of Form SD, the information disclosed herein includes the activities of all majority-owned subsidiaries.

Hubbell is primarily engaged in the design, manufacture and sale of quality electrical and utility solutions for a broad range of customer and end-market applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, Mexico, the People’s Republic of China (“China”), the United Kingdom, Brazil, Australia, Spain and Ireland. Hubbell also participates in joint ventures in Hong Kong and the Philippines, and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile and countries in the Middle East.

The Company’s reporting segments consist of the Electrical Solutions segment and the Utility Solutions segment, as described more fully in the Company’s annual reports on Form 10-K. Such annual reports are made available free of charge through the Investor Relations section of the Company’s website at www.hubbell.com as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, the Company’s SEC filings can be accessed from the SEC’s homepage on the Internet at www.sec.gov. The information contained on the Company’s website or connected to the SEC website is not incorporated by reference into this CMR and should not be considered part of this CMR report.

Supply Chain

Hubbell manufactures finished goods from raw components, semi-finished components, and sub-assemblies. These materials may be purchased directly from a manufacturer or through distribution. Hubbell specifications for raw materials may vary from elemental content to form, fit and function as required by the finished product. Hubbell also contracts to manufacture finished goods.

We manufacture a wide range of products that contain Conflict Minerals but we do not purchase ore or unrefined Conflict Minerals directly from mines and generally are separated by multiple steps in the supply chain from the mining source. We employ a large group of suppliers for the many components and parts containing Conflict Minerals that are used in our products. The origin of Conflict Minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to other Conflict Mineral containing derivatives.

Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us—including sources of 3TG that are provided to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years or more and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we include a clause to require suppliers to provide information about the source of Conflict Minerals and smelters. We also include a Conflict Minerals related provision in Hubbell’s standard Terms and Conditions. In the meantime, as described below, we are working with our suppliers to ensure that they provide the 3TG sourcing information until the contracts can be amended.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy:

The Hubbell Conflict Minerals Policy requires Hubbell to annually analyze the sourcing of any Conflict Minerals from the Democratic Republic of Congo (“DRC”) and its neighboring countries pursuant to the requirements of the Dodd-Frank Act. Hubbell has established a Conflict Minerals compliance program that is designed to follow the framework established by the Organisation for Economic Co-operation and Development (“OECD”). As Hubbell becomes aware of instances where Conflict Minerals in our supply chain may finance armed groups, Hubbell will work with its suppliers to either identify potential alternate sources or formulate other appropriate responses. Hubbell remains committed to working with its global supply chain to ensure compliance with Section 1502 of the Dodd-Frank Act. Our Conflict Minerals policy is publicly available on our website at www.hubbell.com.

2. Reasonable Country of Origin Inquiry

Hubbell undertook the following measures to perform a RCOI on its Conflict Minerals.

As discussed further below in 3.2.2, pursuant to the advice of the Company’s outside conflict mineral consultant, we continued to focus on the sources of likely potential greatest risk and suppliers representing approximately the top 80% of our direct material spend for the calendar year 2021. Based on our evaluation of the industry and other filers, our risk-based approach is consistent with the methodology of peer companies and the overall marketplace in surveying suppliers. In sending those surveys, we asked for completion of the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”).

As a result of the Company’s RCOI efforts, we were unable to determine the origin of certain Conflict Minerals and could not exclude the possibility that some may have originated in a Covered Country. For that reason, we undertook additional due diligence and are obligated to submit this CMR to the SEC.

In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the Dodd-Frank Act, this report is available on our website at www.hubbell.com.

3. Due Diligence Process

3.1 Design of Due Diligence

After reviewing different due diligence processes and consulting with a variety of partners, vendors, experts, and industry peers, we determined that the OECD Guidance was the most appropriate approach for our organization. As such, our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance and the related Supplement on gold and the Supplement on tin, tantalum and tungsten.

3.2 Due Diligence Performed

3.2.1 Establish Strong Company Management Systems

Conflict Minerals Policy

As described above, Hubbell has adopted a company policy regarding Conflict Minerals which is posted on our website at www.hubbell.com.

Internal Team

A cross-functional group of individuals within Hubbell are responsible for implementing and overseeing the Conflict Minerals program. The working team further has a designated lead who acts as a centralized point of contact and requests, reviews, tabulates and organizes the survey responses, including the identification of smelters or other sources. Further, the Company tracks and follows up on the submitted information. Through these efforts, the Company achieved a response rate of approximately 64% from the surveyed suppliers for the calendar year 2021.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector. We participate in the Manufacturers Alliance for Productivity and Innovation (MAPI). Controls include, but are not limited to, our Code of Business Conduct and Ethics, which outlines expected behaviors for all Hubbell employees, our Third-Party Code of Business Conduct and Ethics, which describes the minimum standards of ethical and responsible conduct required for any third parties that work for or with Hubbell, including our suppliers. Failure to follow any of the provisions of this Third-Party Code can result in termination of any and all agreements with Hubbell.

Grievance Mechanism

Our Company has multiple longstanding grievance mechanisms (via Human Resources, the Legal Department and our Speak Up Today compliance reporting system) whereby employees and third parties can report violations of Hubbell’s policies and procedures.

Maintain Records

Hubbell has a Records Retention Policy that dictates what materials, records and documents need to be retained and for how long. Any data generated by our due diligence exercises are stored on our internal network drive. We also individually attach supplier survey responses to our enterprise resource planning (“ERP”) system.

3.2.2 Identify and Assess Risk in the Supply Chain

As indicated above, we previously retained a recognized conflict mineral expert consultant to review our program. Consistent with that advice, we continued to perform a review of our suppliers with the objective of focusing on those suppliers that provide us with products that may contain 3TG. We also focused on suppliers where we have the opportunity to influence adoption of responsible sourcing practices in conformance with the SEC Rule.

Accordingly, we focused on approximately 80% of the top direct material spend, identifying 866 potential suppliers to assess for the calendar year 2021. We then excluded 69 of those suppliers from the pool, as they did not appear to supply products that could contain conflict materials. We ultimately surveyed the remaining 797 suppliers.

Hubbell uses a single ERP system for the majority of our enterprise. By utilizing this system, direct, material suppliers are easily identified with standard material spend reports. For the rest of our enterprise, we receive a total material spend report from each site not included in the single ERP system and then aggregate these reports to the ERP system report.

We rely on these suppliers, whose components may contain 3TG, to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule. Suppliers that may be additive to our total supplier count as a result of business acquisitions will be reported in the applicable period.

We conducted a survey of those direct suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the RMI Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the CMRT contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The CMRT is being used by many companies in their due diligence processes related to Conflict Minerals. Hubbell chose the CMRT because it was the most commonly cited template to use, made sense for our particular industry, and our consultant had recommended it. The EICC template follows the OECD due diligence guidelines, but unlike the broad recommendations of the guidelines, EICC is an actual form that can be completed by our suppliers.

3.2.3 Design and Implement a Strategy to Respond to Risks

Hubbell has an established Enterprise Risk Management (“ERM”) Plan that evaluates and quantifies various risks facing the Company. Updates to this risk assessment are provided regularly to senior management and Hubbell’s Board of Directors. Any significant changes to the regulatory landscape materially impacting Hubbell would be included in ERM Plan.

3.2.4 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, we do rely upon industry efforts to influence smelters and refiners to be audited and certified through RMI’s program.

3.2.5 Report on Supply Chain Due Diligence

In addition to this report, see our website at www.hubbell.com for our Conflict Minerals Policy and Report.

4. Due Diligence Results

Survey Responses

For the calendar year 2021, we solicited 797 suppliers and received a form of response from approximately 64% of them. These respondents constitute approximately 70% of our direct materials spend associated with the surveyed group. We categorized the responses against criteria developed to determine which required further engagement with our suppliers. Approximately 42% of the responding suppliers confirmed that the material that they supply either does not contain 3TG, or is exempt from the Rule, or that the 3TG is certified conflict free smelter. We have not been able to confirm if these materials are in fact truly conflict-free. Approximately 8% of the surveyed suppliers provided an “undeterminable” response. Approximately 38% of the suppliers surveyed did not respond at all. We continue to seek avenues to engage with those suppliers who did not respond to the survey.

The majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Hubbell. We are therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

In addition to our suppliers, we also made efforts to ensure that our customers received any necessary Conflict Minerals information they needed. As such, Hubbell established a dedicated email address (conflictminerals@hubbell.com) for our customers from which the Company responds to questions and provides greater clarity about Hubbell’s Conflict Minerals program.

Efforts to Determine Mine or Location of Origin

Our due diligence process includes participation in MAPI, the OECD implementation programs, and requesting our suppliers complete the CMRT. We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

As part of the Company’s Conflict Minerals Program, we have identified and compiled a list of 404 potential smelters and refiners for the calendar year 2021. As discussed above, most of the information provided to us is furnished by our suppliers at a company or divisional level such that it is unclear and uncertain if the specified smelters or refiners identified by them did actually provide Conflict Minerals in the materials sold to us. All 404 of the reported smelters have smelter identification numbers. During the coming year, the Company anticipates continuing to devote attention to identifying the actual smelters and sources of Conflict Minerals in their products to enhance our understanding of our sources as well as to enable us to provide more information next year.

DRC Conflict Mineral Status

The information received from our due diligence efforts from suppliers or other sources is insufficient to enable us to determine the status of our products for 2021.

5. Steps to be taken to mitigate risk

We are considering taking the following steps to improve the due diligence conducted in order to further mitigate the risk that the necessary Conflict Minerals in our products do not benefit armed groups in the DRC or adjoining countries:

a.	Continue to engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

b.	Monitor adherence of suppliers to our Third-Party Code of Business Conduct and Ethics.

c.	Enforce termination of agreements for failure to follow any of the provisions of the Third-Party Code.

d.

Continue to intensify the Company’s efforts to obtain increased information regarding the smelters and refiners used by the Company’s suppliers and the sources of Conflict Minerals for those smelters and refiners to develop an enhanced understanding of the Company’s Conflict Minerals sources.

e.

Continue to engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

f.	Continue to work with the OECD and relevant trade associations to define and improve best practices and increase transparency in the supply chain in accordance with the OECD Guidance.